October 21, 2008

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, DC 20549

Attention:	Russell Mancuso Geoffrey Kruczek

Re:	Thermage, Inc. Amendment No. 2 to Registration Statement on Form S-4 Filed October 3, 2008 File No. 333-152948

Ladies and Gentlemen:

On behalf of Thermage, Inc. (“Thermage” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated October 10, 2008 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). Our responses to comments pertaining to Reliant Technologies, Inc. (“Reliant”) are based on information provided to us by Reliant. In response to the comments set forth in the Comment Letter, the Registration Statement has been amended and Thermage is filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”) with this response letter. For your convenience, we have enclosed a marked copy of the Registration Statement with this letter which shows changes from Amendment No. 2 to the Registration Statement as filed on October 3, 2008. We have repeated the Staff’s comments below in bold face type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. References to “we,” “our” or “us” mean the Company or its advisors, as the context indicates.

The merger may be challenged . . ., page 21

COMMENT 1: With a view toward clarified disclosure, please tell us whether “unwinding” a merger could involve the return of the securities issued in the merger.

RESPONSE: In response to the Staff’s comment, we have revised the referenced risk factor beginning on page 22 of Amendment No. 3 to indicate that should the merger be unwound as a

U.S. Securities and Exchange Commission

October 21, 2008

result of a post-closing challenge, such an unwinding could include the return of securities issued in the merger.

Background, page 57

COMMENT 2: We note your response to prior comment 3. Please clarify how your management’s concern regarding Company A’s intent and motivation in making the offer relates to your board’s conclusion that there was a limited possibility of completing a transaction with Company A, as mentioned on page 61.

RESPONSE: In response to the Staff’s comment, we have revised the discussion on page 62 of Amendment No. 3 to clarify the noted concerns regarding Company A’s offer and the factors that Thermage’s board of directors took into consideration in rejecting this offer.

COMMENT 3: We note your response to prior comment 4. Please clarify how the March 2008 acquisition proposal by Company A “reflected a substantial premium over the last price offered by Thermage to Reliant” as noted on page 58. Also clarify the nature of the “substantial equity investment” in Reliant proposed by Company A in late March 2008 and disclose clearly the reasons that Reliant rejected this proposal. Please disclose the identity of Company A if it is required for investors to adequately assess your statements regarding the reasons for rejecting its bid.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 59 of Amendment No. 3 to clarify how the March 2008 acquisition proposal by Company A reflected a substantial premium over the last price offered by Thermage to Reliant. In addition, we have revised the disclosure on page 60 of Amendment No. 3 to clarify the nature of the substantial equity investment in Reliant proposed by Company A and to include the reasons why the Reliant board of directors rejected this proposal. We do not believe that disclosing the identity of Company A is required for investors to adequately assess the statements regarding the reasons for rejecting Company A’s proposals.

Material U.S. Federal Income Tax Consequences . . ., page 85

COMMENT 4: We note your response to prior comment 6. However, your disclosure on page 87 continues to indicate uncertainty regarding whether the merger and Distribution will be considered a single integrated transaction. Please clarify why such uncertainty exists and the degree of uncertainty. If counsel is unable to opine on this matter, it should state so clearly and provide reasons for its inability to opine. Add any appropriate risk factors.

U.S. Securities and Exchange Commission

October 21, 2008

RESPONSE: In response to the Staff’s comment, we have revised the disclosure under the section “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 86 of Amendment No. 3.

Pursuant to Section 7.1(g) of the Agreement and Plan of Merger and Reorganization (“Agreement”), tax counsel for Thermage and Reliant are required to opine solely that the two-step merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Tax counsel is not required, pursuant to the Agreement, to opine and is unable to opine whether the Distribution and the merger will be considered a single integrated transaction for federal income tax purposes. The state of the law in this area is sufficiently unclear that tax counsel is unable to determine whether the Distribution will be treated as a separate distribution or as part of the merger for federal income tax purposes. This situation is summarized on page 88 of Amendment No. 3. In addition, we have added a risk factor describing the risks associated with this potential tax treatment on page 22 of Amendment No. 3.

Two-Step Merger, page 88

COMMENT 5: Please disclose the substance of the second paragraph of your response to prior comment 7. Also, clarify the advantage of the tax treatment of a qualified stock purchase and a liquidation over corporate level income tax.

RESPONSE: In response to the Staff’s comment, we revised the disclosure under the section “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 86 of Amendment No. 3.

As specifically described on page 89 of Amendment No. 3, in the unlikely event that the transaction failed to qualify as a reorganization for U.S. federal income tax purposes, the two-step merger structure likely would be treated as follows (i) the first merger, if viewed independently, would be treated as a qualified stock purchase of Reliant stock and (ii) the second merger, if viewed independently, would be treated as a tax-free liquidation of Reliant pursuant to Section 332 of the Code. The advantage of such tax treatment is that, in a taxable transaction, there will only be Reliant stockholder level income tax as a result of the first merger. The two-step merger structure eliminates the risk that, in a taxable transaction, Reliant would incur corporate level income tax and Reliant stockholders would incur stockholder level income tax, thus, resulting in two levels of income tax. Thermage and Reliant reiterate that the structure is only precautionary because both Thermage and Reliant anticipate that the two-step merger structure will qualify as a tax-free reorganization for U.S. federal income tax pursuant to Section 368(a)(1)(A) of the Code.

U.S. Securities and Exchange Commission

October 21, 2008

Distribution, page 103

COMMENT 6: We note your representation that the dividend will be distributed on an “as-converted-to-common-stock basis.” Please provide an analysis demonstrating the appropriateness of determining the number of spun-off shares on an “as-converted” basis and still asserting that the distribution of the dividend will be pro rata for purposes of Staff Legal Bulletin No. 4. Cite all authority on which you rely.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that distributing the pro-rata dividend to the stockholders of Reliant on an “as converted-to-common-stock basis” is consistent with the Staff Legal Bulletin No. 4 (“SLB4”). Reliant’s outstanding preferred stock is convertible into common stock of Reliant. As we noted on pages 103 and 104 of Amendment No. 2 to the Registration Statement as filed on October 3, 2008, all outstanding shares of Series A preferred stock, Series B preferred stock, Series C preferred stock and Series E preferred stock are convertible into shares of common stock on a one-for-one basis. Each outstanding share of Series D preferred stock is convertible into 1.047556 shares of common stock. The holders of preferred stock may choose at any time to convert their shares of preferred stock into common stock. In addition, pursuant to Delaware General Corporation Law and Reliant’s Amended and Restated Certificate of Incorporation, on matters in which the holders of common stock and preferred stock vote together as a single class, the shares of preferred stock and common stock are voted on an as-if-converted-to-common-stock basis. Therefore, the proportionate economic and voting interest of each holder of preferred stock in Reliant should be determined on an as converted-to-common-stock basis. As such, we believe that distributing the dividend on an as converted-to-common-stock basis will provide the stockholders of Reliant with the same proportionate interest in Reliant and Spinco both before and after the distribution of the dividend, consistent with SLB4.

Reliant Support Agreements, page 107

COMMENT 7: We are unable to agree with your analysis in your response to prior comment 9. It appears that the offer and sale of Thermage’s shares was already completed without registration when the controlling Reliant stockholders executed written consents. Therefore, if you wish to register the transaction, you should withdraw this registration statement, invalidate the consents that were already executed, file a new Form S-4 and, after the registration statement is effective, solicit proxies from Reliant stockholders relating to the approval of the merger with Thermage.

U.S. Securities and Exchange Commission

October 21, 2008

RESPONSE: With respect to comment 7, we have separately responded to the Staff in correspondence filed on October 20, 2008, and we understand that the Staff is considering our response.

We would very much appreciate the Staff’s prompt review of Amendment No. 3. Should you have any follow-up questions, please call me, Robert T. Ishii or Alexander D. Phillips at (650) 493-9300.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Chris F. Fennell
Chris F. Fennell, Esq.

cc:	Stephen J. Fanning
Thermage, Inc.

Eric B. Stang
Reliant Technologies, Inc.

Robert T. Ishii, Esq.
Alexander D. Phillips, Esq.
Wilson Sonsini Goodrich & Rosati, PC

Eric Jensen, Esq.
Jennifer Fonner DiNucci, Esq.
Gordon Ho, Esq.
Cooley Godward Kronish LLP